*FOIA Confidential Treatment Request*

Confidential Treatment Requested by TScan Therapeutics, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-255491)

April 30, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Jane Park

Tim Buchmiller

Tara Harkins

Angela Connell

Re:	TScan Therapeutics, Inc.

Registration Statement on Form S-1

Filed April 23, 2021

File No. 333-255491

Ladies and Gentlemen:

On behalf of TScan Therapeutics, Inc. (the “Company”), we are submitting this supplemental letter in further response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on March 19, 2021 (the “Draft Registration Statement”), and subsequently filed with the Commission on April 23, 2021 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, enclosed is a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, the Company has recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 110

1.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

U.S. Securities and Exchange Commission

April 30, 2021

Page Two

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its IPO, which Preliminary Price Range reflects a 1.000-for-[***] reverse stock split of the Company’s capital stock (“Reverse Stock Split”) prior to the effectiveness of the Registration Statement. This Preliminary Price Range implies a fully diluted pre-money valuation range for the Company of $[***] million to $[***] million, which translates to a pre-split, per share value of $[***] to $[***]. The share and per-share numbers in this letter have not been updated to reflect the proposed Reverse Stock Split. The Company will update the Registration Statement for the Reverse Stock Split in a future amendment to the Registration Statement.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from Morgan Stanley & Co. LLC, Jefferies LLC, Cowen and Company, LLC, and Barclays Capital Inc., as representatives of the offering (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will also include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since March 19, 2020 (12 months prior to the submission of the Draft Registration Statement), as well as the associated fair value per share of the common stock underlying the options on the grant date:

U.S. Securities and Exchange Commission

April 30, 2021

Page Three

Grant Date	Valuation Report Date	Options Issued	Strike Price/ Common Stock Value Under Report
June 23, 2020	March 27, 2020	235,000	$0.64
September 15, 2020	March 27, 2020	655,500	$0.64
December 2, 2020	March 27, 2020	480,000	$0.64
January 27, 2021	January 15, 2021	8,410,509	$0.71
March 16, 2021	February 17, 2021	635,000	$1.41
March 24, 2021	March 19, 2021	1,391,448	$1.70

Historical Determinations of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare, biotechnology and pharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

U.S. Securities and Exchange Commission

April 30, 2021

Page Four

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

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Current-Value Method (“CVM”). The CVM of allocation is based on first determining the enterprise value using one or more of the three valuation approaches (market, income, or asset), and then allocating that enterprise value to the various series of preferred stock and other equity securities based on their liquidation preferences or conversion values, whichever is greater. The CVM involves a two-step process, which distinguishes it from the other methods, which combine valuation and allocation into a single step. This method is typically limited to two types of circumstances. The first occurs when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent and expectations about the future of the enterprise as a going concern are virtually irrelevant. The second occurs when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise’s business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares and (c) there is no reasonable basis for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future.

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Probability-Weighted Expected Return Method (“PWERM”). Under a PWERM, the value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Although the future outcomes considered in any given valuation model will vary based upon the enterprise’s facts and circumstances, common future outcomes modeled might include an IPO, M&A, dissolution, or continued operation as a viable private enterprise.

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Option-Pricing Method (“OPM”). The OPM treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event (for example, merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option that gives its owner the right but not the obligation to buy the underlying enterprise value at a pre-determined or exercise price. In the model, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a “regular” call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM has commonly used the Black-Scholes model to price the call option.

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Hybrid Method (“HM”). The HM is a combination of the PWERM and OPM. Under the HM, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of enterprise value in one or more of the scenarios. The HM is used when the company is aware of one or more future exit opportunities that result in vastly different payout structures, such as M&A as compared to IPO. The HM is advantageous in these situations because it utilizes the framework of option pricing theory to model a continuous distribution of future outcomes and capture the option-like payoffs of the various share classes while also explicitly considering future scenarios and the discontinuities in outcomes that early-stage companies experience.

U.S. Securities and Exchange Commission

April 30, 2021

Page Five

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Discount for lack of marketability (“DLOM”). The DLOM reflects the impact on value of a security’s lack of liquidity or marketability. An interest that is not registered with the SEC (or foreign equivalent) is not salable on public security markets and is not readily convertible to cash. Securities that lack the inherent liquidity of publicly traded securities are not as attractive for investment purposes. As a result, there is a reduction in value due to the illiquid nature of the investment. Costs, both in terms of time and money, would have to be incurred for the investor to locate a willing buyer for an interest. Due to the volatility of the prices of equity securities, this lack of ready marketability has an impact on value.

As of each valuation date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous third-party valuation, the Board determined the fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding third-party valuation report as well as other pertinent information available to it at the time of the grant. The allocation methodology used in the valuations was a combination of the OPM and HM.

Valuation and Grants

The Company’s third-party valuations, which do not reflect the anticipated Reverse Stock Split, and were used by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered a combination of the OPM and HM. For the HM, the enterprise values of the Company in the IPO scenarios and the M&A scenarios were determined based on current market conditions, stage of development of the Company, and input from the Representatives. The IPO scenarios assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The OPM was utilized in instances where there was no clear path to a future exit event. Each valuation considered a DLOM for all scenarios, which were determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company, and the resulting indicated fair value of common stock, were as follows:

	IPO - Base		IPO - High		M&A		OPM		Fair Value
Valuation Date	Weighting	DLOM	Weighting	DLOM	Weighting	DLOM	Weighting	DLOM	Common Stock
March 27, 2020	N/A	N/A	N/A	N/A	N/A	N/A	100.0%	25.0%	$0.64
January 15, 2021	N/A	N/A	N/A	N/A	N/A	N/A	100.0%	15.0%	$0.71
February 17, 2021	25.0%	7.5%	20.0%	10.0%	15.0%	12.5%	40.0%	15.0%	$1.41
March 19, 2021	30.0%	7.5%	30.0%	10.0%	15.0%	12.5%	25.0%	15.0%	$1.70

March 27, 2020 Valuation

The Company relied, in part, on the results of the March 27, 2020 valuation in its determination of the fair value of common stock of $0.64 per share when the Board granted options for the purchase of an aggregate of 1,370,500 shares to employees and directors on June 23, 2020 (235,000), September 15, 2020 (655,500) and December 2, 2020 (480,000). The March 27, 2020 valuation was prepared taking into account the sale of shares of the Company’s Series B preferred stock in the 4th quarter of 2019 at a price of $1.155 per share, for aggregate proceeds of $35 million. Additionally, as the round of financing had occurred within 6 months prior, and the Company had recently entered into a collaboration agreement with Novartis as of the valuation date, the valuation analysis also relied on a discounted cash flow analysis in order to derive an enterprise value for the Company. The March 27, 2020 valuation utilized the OPM in order to allocate enterprise value to the common stock as of the valuation date.

U.S. Securities and Exchange Commission

April 30, 2021

Page Six

The Company would note that as the Series B conversion price is equal to its issue price of $1.10, and the price paid for the Series B preferred stock was equal to its fair value at the time of investment, as the round was led by new and sophisticated investors, representing an arms-length transaction, there is no beneficial conversion feature associated with the Series B preferred stock. The Company also notes that this is consistent with the previous sales of Series B preferred stock and Series A preferred stock (i.e. transacted at fair value).

As the Series B preferred stock transaction was determined to be an arms-length transaction, involving sophisticated, new investors, the back-solve method was utilized in order to imply an enterprise value for the Company utilizing the price paid by investors for the Series B preferred stock and the relative rights and preferences of the various equity securities. As previously discussed, the latest Series B preferred stock transaction occurred within 6 months prior to the valuation date, and the Company had entered into a collaboration agreement with Novartis as of the valuation, certain adjustments were made to the back-solve value calculated as of the Series B preferred stock transaction close date in order to calculate a value as of March 27, 2020. Further, the discounted cash flow method was utilized as an additional method in order to determine the enterprise value the Company. Under the March 27, 2020 analysis, the enterprise value of the Company was determined by weighting both the discounted cash flow method and back solve method 50.0%, respectively. The concluded enterprise value was allocated using the OPM.

A summary of the key assumptions used in the analysis is presented below:

Valuation Method	Weighting	Equity Value
Back Solve	50.0%	$96,700
Discount Cash Flow	50.0%	$94,000

Total		$95,350

Scenario	Equity Value (Thousands)	Term (Years)	Volatility	Risk-Free Rate	DLOM	Common Value
OPM	$95,350	1.25	70.0%	0.15%	25.0%	$0.64

January 15, 2021 Valuation

The Company relied, in part, on the results of the January 15, 2021 valuation in its determination of the fair value of common stock of $0.71 when the Board granted options for the purchase of an aggregate of 8,410,509 shares to employees, directors and non-employees on January 27, 2021. The January 15, 2021 valuation was prepared taking into account the sale of shares of the Company’s Series C preferred stock in January 2021 at a price of approximately $1.43 per share, for aggregate proceeds of $100 million in a financing round led by a new, unaffiliated investor. The January 15, 2021 valuation utilized OPM in order to allocate the enterprise value to the common stock. The increase in common stock value under the January 15, 2021 valuation relative to the March 27, 2020 valuation is a result of the Company’s Series C preferred stock financing round.

The Company would note that as the Series C conversion price is equal to its issue price of $1.4258, which was equal to its fair value at the time of investment, there is no beneficial conversion feature associated with the Series C preferred stock.

As the Series C preferred stock transaction was determined to be an arms-length transaction, the back solve method was utilized in order to imply an enterprise value for the Company utilizing the price paid by investors for the Series C preferred stock and the relative rights and preferences of the various equity securities. The concluded enterprise value was allocated using the OPM.

A summary of the key assumptions used in the analysis is presented below:

Scenario	Equity Value (Thousands)	Term (Years)	Volatility	Risk-Free Rate	DLOM	Common Value
OPM	$195,236	1.0	75.0%	0.10%	15.0%	$0.71

February 17, 2021 Valuation

U.S. Securities and Exchange Commission

April 30, 2021

Page Seven

The Company relied, in part, on the results of the February 17, 2021 valuation in its determination of the fair value of common stock of $1.41 per share when the Board granted options for the purchase of an aggregate of 635,000 shares to employees, directors and non-employees on March 16, 2021. The February 17, 2021 valuation utilized a HM which included two IPO scenarios, one M&A scenario, and a staying private/OPM scenario. The increase in enterprise value under the February 17, 2021 valuation relative to the January 15, 2021 valuation reflects the progress made by the Company towards an IPO, which included selecting a banking syndicate and having its organizational meeting.

The enterprise values prescribed to the IPO and M&A scenarios were based on current market conditions, stage of development of the Company, and input from the lead underwriter. The staying private/OPM scenario relied on the enterprise value of the Company that was implied as a result of the January 2021 Series C financing. The staying private scenario represents a scenario where all explicit exit scenarios in the hybrid model fail and the Company continues to operate as a private company in the near future. Given that progress towards an IPO had just started as of the February 17, 2021 valuation, the staying private/OPM scenario received a weighting of 40.0% while the exit scenarios received a weighting of 60.0%.

A summary of the key assumptions used in the analysis, including various scenarios is presented below:

Scenario	Weighting	Equity Value (Thousands)	Term (Years)	Volatility	Risk-Free Rate	DLOM	Common Value
IPO - Base	25.0%	$350,000	0.28	N/A	N/A	7.5%	$1.88
IPO - High	20.0%	$450,000	0.45	N/A	N/A	10.0%	$2.21
M&A	15.0%	$325,000	0.70	N/A	N/A	12.5%	$1.44
Staying Private/OPM	40.0%	$195,236	1.78	75.0%	0.10%	15.0%	$0.70

Total	100.0%						$1.41

March 19, 2021 Valuation

The Company relied, in part, on the results of the March 19, 2021 valuation in its determination of the fair value of common stock of $1.70 per share when the Board granted options for the purchase of an aggregate of 1,391,448 shares to directors on March 24, 2021. The March 19, 2021 valuation utilized a HM which included two IPO scenarios, one M&A scenario, and a staying private/OPM scenario. The increase in enterprise value under the March 19, 2021 valuation relative to the February 17, 2021 valuation reflects the progress made by the Company towards completing the IPO since February 17, 2021, including confidentially submitting its draft registration statement on Form S-1 to the Commission on March 19, 2021.

The enterprise values prescribed to the IPO and M&A scenarios were based on current market conditions, stage of development of the Company, and input from the lead underwriter. The increase in IPO – High case scenario to $475 million reflected the market conditions and sentiment as of the valuation date. The staying private/OPM scenario relied on the enterprise value of the Company that was implied as a result of the January 2021 Series C financing. The staying private scenario represents a scenario where all explicit exit scenarios in the hybrid model fail and the Company continues to operate as a private company in the near future, which had not changed relative to the prior valuation. Given the additional progress towards an IPO relative to the February 17, 2021 valuation, the weighting assigned to the staying private scenario was reduced to 25.0%.

A summary of the key assumptions used in the analysis, including various scenarios is presented below:

Scenario	Weighting	Equity Value (Thousands)	Term (Years)	Volatility	Risk-Free Rate	DLOM	Common Value
IPO - Base	30.0%	$350,000	0.20	N/A	N/A	7.5%	$1.94
IPO - High	30.0%	$475,000	0.37	N/A	N/A	10.0%	$2.40
M&A	15.0%	$325,000	0.62	N/A	N/A	12.5%	$1.48
Staying Private/OPM	25.0%	$195,236	1.62	75.0%	0.1%	15.0%	$0.69

Total	100.0%						$1.70

U.S. Securities and Exchange Commission

April 30, 2021

Page Eight

Explanation of Difference Between Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the Representatives. Prior to April 22, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of March 19, 2021 of $1.70 per share, which does not reflect the anticipated Reverse Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to March 19, 2021, the date of the Company’s most recent determination of the fair value of its common stock.

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The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, would result in a lower valuation of the Company’s common stock than its IPO. In the March 19, 2021 valuation, the combined probability weighting of the IPO scenarios was 60.0%. If the Company had instead applied a weighting of 100.0% to the IPO scenarios, the fair value of the Company’s common stock in the March 19, 2021 valuation would have been $2.17 per share (before giving effect to any discount for lack of marketability or time value of money).

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The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the March 19, 2021 valuation.

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The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

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The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of March 19, 2021, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

U.S. Securities and Exchange Commission

April 30, 2021

Page Nine

•	Since March 19, 2021, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on April 23, 2021.

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Since March 19, 2021, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including continuing to progress its product candidates, including pre-Investigational New Drug application feedback from the U.S. Food and Drug Administration for TSC-100 on March 26, 2021.

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Since March 19, 2021, the Company held many “testing-the-waters” meetings, at which the Company received positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters on April 19, 2021.

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The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity markets.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair value of its common stock as determined by the Board on March 19, 2021 is consistent with the Company’s and the Representative’s estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since March 19, 2020 (12 months prior to the submission of the Draft Registration Statement), were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*        *         *

Respectfully submitted,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By /s/ Timothy H. Ehrlich

cc:	David Southwell, Tscan Therapeutics, Inc.

Shane Maltbie, Tscan Therapeutics, Inc.